June 4, 2019

Theodore A. Dosch
Chief Financial Officer
Anixter International, Inc.
2301 Patriot Boulevard
Glenview, Illinois 60026-8020

       Re: Anixter International, Inc.
           Registration Statement on Form S-4
           Filed May 30, 2019
           File No. 333-231820

Dear Mr. Dosch:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Jason Zgliniec, Esq.